FEDERATED HERMES ETF TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 20, 2021

Jeremy Esperon

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES ETF TRUST (the “Registrant”)

Federated Hermes Short-Term Corporate ETF

Federated Hermes Short-Term High Yield ETF

(each a “Fund” or collectively, the “Funds”)

1933 Act File No. 333-258934

1940 Act File No. 811-23730

Dear Mr. Esperon:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided via email on September 20, 2021, regarding its initial Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of the Funds filed on August 19, 2021.

Unless otherwise noted, the Registrant’s responses apply to both of the Funds.

COMMENT 1. General Comments

1.	We note that the Registration Statement is missing information and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

2.	Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.

3.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

4.	Please include the “Subject to completion” legend required by Rule 481(b)(2) in the pre-effective amendment filing.

5.	Please advise us as to the relationship, if any, between the Trust and Federated ETF Trust (File No. 812-13946-01).

RESPONSE:

1.	The Registrant acknowledges the comment.
2.	The Registrant will comply as requested.
3.	The Registrant confirms that it has not submitted, and does not expect to submit, any exemptive applications or no-action requests in connection with the Registration Statement.
4.	The Registrant will comply as requested. Please see cover page edits in Appendix A to this correspondence.
5.	In August 2011, Federated ETF Trust submitted, under CIK 0001528559 (the “Former CIK”), an initial application for exemptive relief from certain provisions of the Investment Company Act of 1940, as amended. An exemptive order (the “Order”) was ultimately granted by the SEC on September 19, 2012. Following receipt of the Order, Federated ETF Trust did not pursue fund registration and, since such time, has not submitted any other filings, including any filings on Forms N-8A and N-1A, under the Former CIK.

In currently seeking to register the Registrant and the Funds, the Registrant’s certificate of trust with the State of Delaware was amended to change the Registrant’s name. The Registrant submitted a Form ID to the SEC under the Registrant’s new name and CIK 0001849998 (the “New CIK”). The New CIK was issued pursuant to a Form ID submission (Accession No. 9999999996-21-013812) assigned on March 8, 2021). Going forward, the Registrant intends to operate under the name “Federated Hermes ETF Trust” and file all regulatory filings and submissions under the New CIK.

As a result of discussions with and recommendations from the Staff, the Registrant filed correspondence on October 12, 2021 (Accession No. 0001623632-21-001317) to request that the filings under the Former CIK be merged under and associated with the Registrant’s New CIK, with the New CIK being the survivor CIK going forward.

Federated Hermes Short-Term Corporate ETF Prospectus

COMMENT 6. Prospectus - Risk/Return Summary: Fees and Expenses

In the first paragraph, please bold the second sentence as required by Item 3 of Form N-1A.

RESPONSE:

The Registrant will respond as requested.

COMMENT 7. Prospectus - Risk/Return Summary: Fees and Expenses

In a footnote to the fee table, please disclose that Other Expenses are based on estimated amounts for the current fiscal year. See instruction 6(a) to Item 3.

RESPONSE:

The Registrant will add a footnote to the “Other Expenses” line item that states the following:

“Other Expenses are based on estimated amounts for the current fiscal year.”

COMMENT 8. Prospectus - Risk/Return Summary: Fees and Expenses

Please delete Footnote 1 to the fee table, as it is neither permitted nor required by Form N-1A.

RESPONSE:

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the Fund’s respective footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the dormant portion of the 12b-1 Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) the 12b-1 Fee has been approved by the Board; (2) provide the maximum allowable fee amount, as applicable; and (3) disclose that a portion of the 12b-1 Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 9. Prospectus - Risk/Return Summary: Fees and Expenses

Footnote 2 to the fee table describes the nature of the fee waivers and/or expense reimbursements as being entered into “on their own initiative” and “voluntary.” To avoid investor confusion, please delete these qualifications and limit the description of the waiver and/or expense reimbursement to the disclosure permitted or required by instruction 3.e. to Item 3.

RESPONSE:

With respect to the comment to remove the word “voluntary,” each Fund’s investment adviser and certain of their affiliates have, voluntarily on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and enter into these agreements with each Fund’s Board of Trustees (Boards) unless or until the Funds’ Boards approve terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Boards. Each Fund’s Fee Limit, as defined in Footnote 2, is the threshold for total fund operating expenses under each Fund’s fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 10. Prospectus - Risk/Return Summary: Fees and Expenses

Please confirm if the fee waivers and/or expense reimbursements will be subject to recoupment. If so, please disclose the terms of recoupment. Please also ensure that the recoupment period is limited to three years from the date of the waivers/reimbursements and that any recoupment would be limited to the lesser of (1) the expense cap in effect at the time of waiver and (2) the expense cap in effect at the time of recapture.

RESPONSE:

The Registrant confirms that the Fund does not have a recoupment program in which the investment adviser of the Fund has the ability to recoup amounts waived or reimbursed within three years of the expense waiver and/or reimbursement.

COMMENT 11. Prospectus - Risk/Return Summary: Fees and Expenses

In the second paragraph under “Example,” please delete the reference to sales loads on reinvested dividends, which is not applicable with respect to ETFs.

RESPONSE:

The Registrant will revise the sentence as follows (deletions stricken):

“The Example also assumes that your investment has a 5% return each year and that operating expenses (excluding ~~any sales loads on reinvested dividends,~~ fee waivers and/or expense reimbursements) are as shown in the table above and remain the same.”

COMMENT 12. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The strategy disclosure states that the Fund may invest in foreign securities. If the Fund may invest securities of emerging markets issuers, please clarify that in the disclosure and add corresponding risk disclosure.

RESPONSE:

The Registrant confirms that the Fund does not intend to invest in securities of emerging markets issuers as a principal investment.

However, the Fund will invest in emerging markets issuers as a non-principal investment and the following disclosure will be added to the Statement of Additional Information:

RISK OF INVESTING IN EMERGING MARKET COUNTRIES

Securities issued or traded in emerging markets generally entail greater risks than securities issued or traded in developed countries. Securities markets within emerging market countries may experience low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed countries. For example, their prices may be significantly more volatile than prices in developed countries. Emerging market economies may also experience more severe down-turns (with corresponding currency devaluations) than developed economies.

Political and economic structures in emerging market countries generally lack the social, political and economic stability of developed countries, which may affect the value of the Fund’s investments in these countries and also the ability of the Fund to access markets in such countries. Emerging market countries may have relatively unstable governments and may present the risk of nationalization of businesses, expropriation, confiscatory taxation or, in certain instances, reversion to closed market, centrally planned economies.

There may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing, and financial reporting standards and requirements comparable to those to which U.S. companies are subject. The laws of emerging market countries relating to the limited liability of corporate shareholders, fiduciary duties of officers and directors and bankruptcy of state enterprises are generally less developed than or different from such laws in the United States. It may be more difficult to make a claim or obtain a judgement in the courts of these countries than it is in the United States.

COMMENT 13. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The third paragraph in the same section states that the Fund may invest in derivative contracts to implement its investment strategies (and similar disclosure for the Federated Hermes Short-Term High Yield ETF lists examples of derivatives that the Fund may use). Please specify the types of derivative instruments that the Fund may use and include corresponding risk disclosure. We note that any principal investment strategies disclosure related to derivatives should be tailored specifically to how the Fund intends to use them in achieving its objectives. Further, the disclosure concerning the Fund’s principal risks should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

RESPONSE:

The Registrant has revised its derivatives disclosure in line with the relevant guidance.

Federated Hermes Short-Term Corporate ETF

In the Federated Hermes Short-Term Corporate ETF, the following revisions will be made to the summary strategy (additions bold and underlined):

“The Fund may invest in derivative contracts (such as, for example, futures contracts, option contracts and swap contracts) to implement its investment strategies.”

In addition, a conforming change will be made to the first sentence in the thirteenth paragraph of the full investment strategy (deletions stricken and additions bold and underlined:

“The Fund may use derivative contracts (such as, for example, futures contracts, option contracts and swap contracts) ~~and/or hybrid instruments~~ to implement elements of its investment strategy.”

The Registrant confirms that the Fund’s existing disclosure reflects securities and risk descriptions for futures, options and swaps.

Federated Hermes Short-Term High Yield ETF

In the Federated Hermes Short-Term High Yield ETF, as noted in the comment, the current disclosure in the summary strategy does specify the types of derivatives in which the Fund may invest:

“The Fund may invest in derivative contracts (for example, futures contracts, option contracts and swap contracts), which may result in leverage, to implement its investment strategies as more fully described in the Fund’s Prospectus.”

In the full strategy, conforming language will be added in the first sentence of the eighth paragraph (additions bold and underlined):

“The Fund may use derivative contracts (for example, futures contracts, option contracts and swap contracts) and/or hybrid instruments, which may result in leverage, to implement elements of its investment strategy.”

The Registrant confirms that the Fund’s existing disclosure reflects securities risk descriptions for futures, options and swaps.

COMMENT 14. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

Please specify the types of hybrid instruments in which the Fund may invest.

RESPONSE:

The Registrant confirms that the Federated Hermes Short-Term Corporate ETF will not invest principally in hybrid investments. Accordingly, the first and second sentences in the third paragraph will be revised as follows (deletions stricken). Conforming changes will also be made to the full investment strategy disclosure.

“The Fund may invest in derivative contracts to implement its investment strategies. For example, the Fund may use derivative contracts ~~or hybrid instruments~~ to increase or decrease the portfolio’s exposure to the investment(s) underlying the derivative ~~or hybrid~~ in an attempt to benefit from changes in the value of the underlying investment(s). There can be no assurance that the Fund’s use of derivative contracts ~~or hybrid instruments~~ will work as intended.”

In addition, references to hybrid instruments will be removed from “Risk of Investing in Derivative Contracts and Hybrid Instruments” in the summary and statutory risk sections of the Prospectus and “Hybrid Instruments” will be deleted from “Other Investments, Transactions and Techniques” under “What are the Fund’s Principal Investments?”

However, the Fund will invest in hybrid instruments on a non-principal basis. “Hybrid Instruments” and related risk disclosure are contained in the Statement of Additional Information.

COMMENT 15. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

Please identify the benchmark referenced in the last sentence of the third paragraph.

RESPONSE:

The Registrant will make the following revision to the last sentence of the third paragraph (addition bold and underlined):

“Consistent with the Bloomberg 1-5 Year Corporate Index, the Fund’s benchmark, the Fund may, from time to time, have larger allocations to certain broad market sectors in attempting to achieve its investment objective.”

COMMENT 16. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

We note the use of the term “short-term” in the Fund’s name. As stated in the adopting release for Rule 35d-1 under the 1940 Act, a fund that includes that term in its name should have a dollar weighted average maturity of no more than three years. Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) at n. 45 and accompanying text. Please therefore revise the strategy disclosure to reflect this position. See also Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Question 11.

RESPONSE:

The Registrant has determined to change the names of the Funds to Federated Hermes Short Duration Corporate ETF and Federated Hermes Short Duration High Yield ETF, respectively, to better align with each Fund’s principal investment strategies. The use of “Short-Duration” in each Fund’s name is consistent with the Staff’s response to Frequently Asked Question #12 about Rule 35d-1 (“FAQ 12”) as each Fund’s principal investment strategies currently identifies a maximum dollar-weighted average portfolio duration, during normal market conditions, which is consistent with common usage of the term “short-duration” across the industry. Further, the Staff in response to FAQ 12 expressed the view that “A fund that uses a name suggesting that its bond portfolio has a particular duration is not required to invest at least 80% of its assets in bonds of that duration.”

COMMENT 17. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

We note the inclusion of sector risk as a risk factor of the Fund. If a significant amount of the Fund’s assets will be invested in a particular sector, please include strategy and risk disclosure to that effect.

RESPONSE:

The Registrant confirms that the Federated Hermes Short-Term Corporate ETF (to be renamed Federated Hermes Short Duration Corporate ETF) has no intention to focus its investments in a particular sector.

COMMENT 18. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

Under “Cash Transactions Risk,” please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs, which could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent the costs are not offset by a transaction fee payable by an Authorized Participant.

RESPONSE:

The Registrant will add the following to the Fund’s “Cash Transactions Risk” under “Risk/Return Summary: What are the Main Risks of Investing in the Fund?”:

“As a result, an investment in the Fund may incur brokerage costs in connection with investing cash received and may recognize capital gains in connection with cash redemptions, unlike an ETF that effects creations and redemptions only in-kind.”

COMMENT 19. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

Under “Mortgage-Backed Securities (MBS) Risk,” please add a statement that the liquidity of non-agency MBS and CMOs may change dramatically over time.

RESPONSE:

The Registrant will add the following sentence to the Fund’s “Mortgage-Backed Securities (MBS) Risk” under “Risk/Return Summary: What are the Main Risks of Investing in the Fund?”:

“The non-agency MBS and CMOs in which the Fund invests may be less readily marketable and may be subject to greater fluctuation in price than other securities.”

COMMENT 20. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

Please supplementally identify the broad-based securities market index expected to be used in the average annual total returns table.

RESPONSE:

The Registrant supplementally notes that the broad-based securities market index for the Federated Hermes Short-Term Corporate ETF (to be renamed Federated Hermes Short Duration Corporate ETF) and the Federated Hermes Short-Term High-Yield ETF (to be renamed Federated Hermes Short Duration High Yield ETF) are intended to be the Bloomberg 1-5 Corporate Index (as disclosed in response to Comment 15 above) and the ICE BofA 0-3 Year Duration-to-Worst US High Yield Constrained Index, respectively. The Registrant further notes that when the Funds have generated returns for at least one calendar year, the Funds will identify their indexes in their Prospectuses as required pursuant to Item 4(b)(2) of Form N-1A.

COMMENT 21. Prospectus – Risk/Return Summary: Fund Management

If the portfolio managers listed in this section will be jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, please make that clear. See instruction 2 to Item 5(b) of Form N-1A.

RESPONSE:

The Registrant notes that Instruction 2 of Form N-1A Item 5(b) requires that “If a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, information in response to this Item is required for each member of such committee, team, or other group.” The Registrant believes the current disclosure is in compliance with the instruction as information in response to this Item is included with respect to each portfolio manager and respectfully declines to revise the disclosure.

COMMENT 22. Prospectus – Risk/Return Summary: Fund Management

Please provide the title of Robert Matthews as required by Item 5(b) of Form N-1A.

RESPONSE:

The Registrant will revise the disclosure as follows (addition bold and underlined):

“Robert Matthews, CFA, Portfolio Manager, has been the Fund’s portfolio manager since its inception in [DATE] 2021.”

COMMENT 23. Prospectus – What are the Fund’s Investment Strategies?

In describing whether the Fund considers a security to be a foreign security, the disclosure notes the following:

The Fund considers an issuer to be based outside the United States if it is organized under the laws of, or has its principal office located in another country, the principal trading market for its securities is in another country, or it (directly or through its consolidated subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country. A corporate debt security will be treated as a “foreign security” if the issuer derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country.

Please consider whether the second sentence noted above is necessary. We note that the definition of a foreign security contemplated by the second sentence is narrower than the definition contemplated by the first sentence. If the second sentence is retained, please revise for clarity vis-à-vis the first sentence.

RESPONSE:

The Registrant will delete the second sentence in the above-noted disclosure.

COMMENT 24. Prospectus – What are the Fund’s Investment Strategies?

In light of the discussion of the Fund’s use of derivatives and the inclusion of leverage risk as a risk factor, please include in an appropriate section of the prospectus disclosure regarding the adoption of Rule 18f-4 under the 1940 Act and any impact it may have on the Fund’s use of leverage and its related policies and procedures. In addition, we note that the Fund has included disclosure as to asset segregation requirements in the prospectus and SAI. Please modify that disclosure to address how those requirements will be impacted by Rule 18f-4.

RESPONSE:

In response to the Staff’s comment, the Registrant notes that, on a complex-wide basis, Federated Hermes is continuing to assess the impact the adoption of Rule 18f-4 will have on the Federated Hermes funds. Accordingly, as the August 2022 compliance date for Rule 18f-4 nears, the Registrant will seek to implement the Rule and continue to review its disclosure, as part of a Federated Hermes complex-wide effort, in order to determine whether additional disclosure regarding the impact of Rule 18f-4 and its requirements would be appropriate.

COMMENT 25. Prospectus – What are the Fund’s Investment Strategies?

Under “Securities Lending,” in the first sentence of the second paragraph, please clarify that cash collateral will be reinvested in highly liquid short-term obligations (deletions stricken and additions bold and underlined).

RESPONSE:

The Registrant will revise the sentence as follows:

“The Fund will reinvest cash collateral in highly liquid short-term obligations ~~securities~~ that qualify as an acceptable investment for the Fund.”

COMMENT 26. Prospectus – What are the Specific Risks of Investing in the Fund?

Under “Risk of Foreign Investing,” if the Fund will be investing in securities of issuers that may be significantly exposed to the risks associated with the United Kingdom's withdrawal from the European Union (Brexit), please add appropriate risk disclosure or explain why it is not necessary.

RESPONSE:

The Registrant confirms that the Federated Hermes Short-Term Corporate ETF (to be renamed Federated Hermes Short Duration Corporate ETF) will invest in the securities of multinational, broadly diversified issuers and, therefore, will not be significantly exposed to the risks associated with Brexit.

COMMENT 27. Prospectus – What are the Specific Risks of Investing in the Fund?

The risk factor captioned “Cash Transactions Risk” states that the Fund expects to “effect its creations and redemptions at least partially or fully for cash.” Given the nature of the Fund’s expected holdings, please consider whether “at least partially” adequately describes the Fund’s expectations regarding creations and redemptions or whether a more declarative statement (e.g., “primarily”) is warranted. Please also consider revising corresponding disclosures under “Purchases of Creation Units” on p. 20 and “Redemption of Creation Units” on p. 22 of the SAI, which emphasize the use of an in-kind basket.

RESPONSE:

The Registrant confirms that the phrase “at least partially” most accurately describes the Fund’s expectations regarding cash creations and redemptions, and that a more declarative statement would be less accurate.

COMMENT 28. Prospectus – What are the Specific Risks of Investing in the Fund?

In describing the risks relating to ETFs:

a)	Please disclose that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the Fund and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the Fund’s shares and the underlying value of those shares. Please also disclose that, in stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings, and that this adverse effect on liquidity for the Fund’s shares in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

b)	Please confirm whether the Fund’s expected investments are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could in turn lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

c)	Please disclose that, where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

RESPONSE:

a)	The statutory prospectus in the Funds’ Registration Statement currently includes the following risk tile, which will be updated as shown below in response to the comment (deletions stricken and additions bold and underlined).

Premium/Discount Risk. The NAV of the Fund’s Shares will generally fluctuate with changes in the market value of the Fund’s securities holdings. The market prices of Fund Shares will generally fluctuate in accordance with changes in the Fund’s NAV and supply and demand of Shares on the secondary market. It cannot be predicted whether Fund Shares will trade below, at or above their NAV. As a result, shareholders of the Fund may pay more than NAV when purchasing Shares and receive less than NAV when selling Fund Shares. This risk is heightened in times of market volatility ~~or periods of~~ and steep market declines, particularly to the extent that the Fund’s portfolio holdings are or become illiquid. In such market conditions, market or stop-loss orders to sell the ETF Shares may be executed at market prices that are significantly below that day’s NAV, as subsequently calculated. ~~The market prices of Fund Shares may deviate significantly from the NAV of the Shares during periods of market volatility or if the Fund’s holdings are or become more illiquid.~~ In addition, Authorized Participants and/or market makers in the Funds’ Shares may step away from the market, resulting in a disruption to creations and redemptions, which may result in trading prices that differ significantly from the Fund’s NAV. In addition, market prices of Fund Shares may deviate significantly from the NAV if the number of Fund Shares outstanding is small~~er or if~~, such that there is less active trading in Fund Shares. Investors purchasing and selling Fund Shares in the secondary market may not experience investment results consistent with those experienced by those creating and redeeming directly with the Fund.

b)	The summary prospectus and the statutory prospectus in the Funds’ Registration Statement currently includes the following risk tile, which will be updated as shown below in response to the comment (deletions stricken and additions bold and underlined).

Authorized Participants Concentration Risk. To the extent that the Fund invests in instruments that trade outside of a collateralized settlement system, it may have ~~has~~ a limited number of financial institutions that ~~may~~ act as Authorized Participants. To the extent they cannot or are otherwise unwilling, to engage in creation and redemption transactions with the Fund and no other Authorized Participant steps in, trading in Shares of the Fund may ~~trade like closed-end fund shares~~be significantly diminished and the market price of Shares may represent ~~at~~ a significant discount to net asset value (“NAV”). Shares ~~and~~ may also face delisting from the Exchange.

c)	The summary prospectus in the Funds’ Registration Statement currently includes the following risk tile, which will be updated as shown below in response to the comment (deletions stricken and additions bold and underlined).

Premium/Discount Risk. There may be times when the market price of the Fund’s Shares is more than the NAV intra-day (~~at~~i.e., the market price represents a premium to NAV) or less than the NAV intra-day (~~at~~ i.e., the market price represents a discount to NAV). As a result, shareholders of the Fund may pay more than NAV when purchasing Shares and receive less than NAV when selling Fund Shares. This risk is heightened in times of market volatility ~~or periods of~~and in steep market declines. ~~In such market conditions, market or stop loss orders to sell Fund Shares may be executed at prices well below NAV.~~ In addition, a Fund’s end-of-day market price may deviate from its NAV to the extent that the Fund invests in foreign securities whose local trading markets close before the U.S. market closes because, although the Fund may value such securities at their local market closing prices for purposes of calculating NAV, the broader market may assign them a different value, including due to after-hours developments in their local markets, which may be reflected in the market price of Shares.

COMMENT 29. Prospectus – What are the Specific Risks of Investing in the Fund?

Please consider whether “LIBOR Risk,” which is currently disclosed in the SAI, should be disclosed in the Fund’s prospectus given the nature of the Fund’s investments.

RESPONSE:

The Registrant believes that LIBOR Risk is currently a non-principal risk factor for the Fund and that its placement in the SAI is appropriate in disclosing the transition away from LIBOR following the benchmark’s discontinuance sometime after 2021. As stated in the LIBOR Risk factor, before the end of 2021, it is expected that market participants will transition to the use of different reference or benchmark rates.

While it is expected that market participants will amend financial instruments referencing LIBOR to include fallback provisions and other measures that contemplate the discontinuation of LIBOR or other similar market disruption events, neither the effect of the transition process nor the viability of such measures is known.

As more information becomes known, the Registrant will continue to re-assess its disclosure, including as part of its annual update following its next fiscal year end, to determine if revisions are necessary including placement in the Prospectus as a principal risk factor.

COMMENT 30. Prospectus – Advisory Fees

Please revise the third paragraph under “Advisory Fees” to reflect the fact that no shareholder report will have been issued as of the effective date of the Registration Statement (i.e., state that the discussion of the Board’s review “will be available” in an upcoming shareholder report). Further, please confirm whether the discussion contemplated by this paragraph will be included in both the semi-annual and annual reports for the fiscal periods identified.

RESPONSE:

The Registrant confirms that its practice is to include the discussion contemplated by this paragraph in both the semi-annual and annual reports of the Funds. The Registrant will make the following revisions (deletions stricken and additions bold and underlined):

Federated Hermes Short-Term Corporate ETF (to be renamed Federated Hermes Short Duration Corporate ETF):

“A discussion of the Board’s review of the Fund’s investment advisory contract ~~is~~ will be available in the Fund’s annual and semi-annual shareholder reports for the periods ended April 30 and October 31, respectively.”

Federated Hermes Short-Term High-Yield ETF (to be renamed Federated Hermes Short Duration High Yield ETF):

“A discussion of the Board’s review of the Fund’s investment advisory contract ~~is~~ will be available in the Fund’s annual and semi-annual shareholder reports for the periods ended February 28 and August 31, respectively.”

COMMENT 31. Prospectus – Prior Performance of Composite of Accounts Similarly Managed by Adviser

Under “Prior Performance of Composite of Accounts Similarly Managed by Adviser”:

a)	In the first sentence of the first paragraph, please remove the reference to the Fund as being part of the Composite, as the Fund is new and does not have any performance information.

b)	Please clarify throughout the disclosure in this section whether the Composite includes other funds or only separately managed accounts; we note the reference to “all funds” in the fourth sentence of the third paragraph, but other disclosure only references “accounts” or “private accounts.”
c)	In the fifth sentence, please revise the reference to “any funds and managed accounts” to “all funds and managed accounts.”

RESPONSE:

The Registrant has revised the Fund’s narrative disclosure. Please see the amended narrative disclosure in Appendix A to this correspondence.

Federated Hermes Short-Term Corporate ETF

Statement of Additional Information (“SAI”)

COMMENT 32. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

Certain investment restrictions described in this section refer to the 1940 Act, rules and regulations thereunder, and any applicable exemptive relief. Please elaborate on those restrictions by including an explanation of what is permissible under such provisions. Such explanations may be disclosed separately from the fundamental restrictions.

RESPONSE:

The Registrant will revise the disclosure as follows (deletions stricken and additions bold and underlined):

Federated Hermes Short-Term Corporate ETF (to be renamed Federated Hermes Short Duration Corporate ETF):

“Additional Information

As a matter of non-fundamental investment policy regarding certain of the Fund’s investment restrictions, please note the following additional information.

For purposes of the above limitations, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings association having capital, surplus and undivided profits in excess of $100,000,000 at the time of investment to be “cash items.”

Except with respect to borrowing money, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such limitation.

In applying the concentration restriction, the Fund will adhere to the requirements of the 1940 Act which limits investments in a particular industry or group of industries to no more than 25% of the value of the Fund’s total assets. Further, in applying the Fund’s concentration restriction: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; and (c) asset-backed securities will be classified according to the underlying assets securing such securities. To conform to the current view of the SEC staff that only domestic bank instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limitation tests as long as the policy of the SEC remains in effect. In addition, investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes. Private activity municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity will be deemed to constitute investment in an industry. ~~The investment of more than 25% of the value of the Fund’s total assets in any one industry will constitute “concentration.”~~ ”

Federated Hermes Short-Term High-Yield ETF (to be renamed Federated Hermes Short Duration High Yield ETF):

“Additional Information

As a matter of non-fundamental investment policy regarding certain of the Fund’s investment restrictions, please note the following additional information.

For purposes of the above limitations, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings association having capital, surplus and undivided profits in excess of $100,000,000 at the time of investment to be “cash items.”

Except with respect to borrowing money, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such limitation.

In applying the concentration restriction, the Fund will adhere to the requirements of the 1940 Act which limits investments in a particular industry or group of industries to no more than 25% of the value of the Fund’s total assets. Further, in applying the Fund’s concentration restriction: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; and (c) asset-backed securities will be classified according to the underlying assets securing such securities. To conform to the current view of the SEC staff that only domestic bank instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limitation tests as long as the policy of the SEC remains in effect. In addition, investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes. Private activity municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity will be deemed to constitute investment in an industry. ~~The investment of more than 25% of the value of the Fund’s total assets in any one industry will constitute “concentration.”~~ ”

COMMENT 33. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

Please relocate the description of the Fund’s borrowing policy, which is currently in the paragraph captioned “Concentration,” to the paragraph captioned “Borrowing Money and Issuing Senior Securities.”

RESPONSE:

The Registrant will make the following revisions (deletions stricken and additions bold and underlined):

“Borrowing Money and Issuing Senior Securities

The Fund will not issue senior securities, except as permitted under the 1940 Act, the rules, regulations and interpretations thereunder, and any applicable exemptive relief. The Fund will not borrow money, except as permitted under the 1940 Act, the rules, regulations and interpretations thereunder, and any applicable exemptive relief.

Concentration

The Fund will not concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), investment companies, repurchase agreements collateralized by U.S. government securities, bank instruments, and tax-exempt (or municipal) securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry. ~~The Fund will not borrow money, except as permitted under the 1940 Act, the rules, regulations and interpretations thereunder, and any applicable exemptive relief.”~~

COMMENT 34. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

Please disclose that the Fund will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

RESPONSE:

The Registrant respectfully believes that each Fund’s disclosure and monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Funds invest for purposes of administering their concentration policies. However, with respect to investments in underlying affiliated funds, the Registrant confirms that the Fund can and will look through investments in such affiliated funds when determining compliance with its concentration policy.

With respect to investments in underlying unaffiliated funds, however, the Funds do not currently have access to the individual holdings of such unaffiliated funds products in order to be able to apply a “look through” to effectively determine an unaffiliated fund’s industry concentration. To the extent that the Funds determine that an investment in an underlying investment company exposes the Funds to a material risk, including significant exposure to a particular industry or group of industries, the Funds will take steps intended to ensure that they have appropriate risk disclosure relating to that investment. Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Funds will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Funds will continue to look through to the investments only of underlying affiliated funds and concentrated portfolios.

COMMENT 35. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

Please describe the 1940 Act voting majority required for shareholder approval.

RESPONSE:

The Registrant will make the following revisions (additions bold and underlined):

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act, which means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the Fund. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

COMMENT 36. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

In the second paragraph under “Additional Information,” second to last sentence, please also clarify that private activity municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity will be deemed to constitute investment in an industry.

RESPONSE:

Please see the Registrant’s response to Comment 32, above.

COMMENT 37. Statement of Additional Information - How is the Fund Bought and Sold?

Under “Marketing Support Payments,” please include the list of FINRA member firms referenced in the first sentence of the third paragraph.

RESPONSE:

The Registrant will include the requested list of FINRA member firms. In addition, the Registrant will make the following changes to the “Marketing Support Payments” disclosure for the Funds: (additions bold and underlined):

“For the year ended December 31, 2020, the following is a list of FINRA member firms that received additional payments from the Distributor or an affiliate on behalf of the Federated Hermes mutual funds. Additional payments may also be made to certain other financial intermediaries that are not FINRA member firms that sell Federated Hermes fund shares or provide services to the Federated Hermes funds and shareholders. These firms are not included in this list. Any additions, modifications or deletions to the member firms identified in this list that have occurred since December 31, 2020, are not reflected. You should ask your financial intermediary for information about any additional payments it receives from the Distributor.”

Please see page edits in Appendix A to this correspondence.

COMMENT 38. Statement of Additional Information - Financial Information

Please provide financial statements of the Registrant pursuant to instruction 2 to Item 27(a) of Form N-1A.

RESPONSE:

The Registrant will provide audited financial statements in a Pre-Effective Amendment to the initial Registration Statement.

Federated Hermes Short-Term High Yield ETF Prospectus and SAI

COMMENT 39.

Please note that comments 6-11, 13, 16, 18, 20, 21, 24, 25, 27-30, and 32-38 listed above also apply to this Fund.

RESPONSE:

Please see the Registrant’s responses above.

COMMENT 40. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

In the third sentence of the first paragraph under “What are the Fund’s Main Investment Strategies?,” please clarify what is meant by the term “leveraged loan spectrum” in accordance with plain English principles. Please also disclose the risks specific to leveraged loans.

RESPONSE:

The Registrant will delete the sentence in both the summary and statutory prospectus investment strategy disclosure that references “leveraged loan spectrum” and replace it with the following disclosure:

“The Fund may also invest in other loan (and loan-related) instruments, including bank loans, covenant-lite loans, syndicated loans and collateralized loan obligations (CLOs).”

The Registrant also confirms that it believes that its current risk disclosure appropriately describes the risks related to its investments in loan and loan-related instruments.

COMMENT 41. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

Please confirm whether the Fund may invest in covenant-lite loans. If the Fund will hold a significant amount of covenant-lite loans, please revise the principal strategy and risk disclosures accordingly.

RESPONSE:

The Registrant has revised the investment strategies disclosure as shown in the response to Comment 40 above. Additionally, in response to the Staff’s comment, the Registrant will add the following “Covenant-Lite Loans Risk” to the Summary Prospectus and the Statutory Prospectus:

Summary Prospectus Risk

Covenant-Lite Loans Risk. The Fund may invest in loans that may be “covenant lite.” This term typically refers to loans that lack, or contain fewer or contingent, financial maintenance covenants or other provisions intended to provide certain financial protections in favor of lenders as compared to other types of loans. Covenant-lite loans carry greater risks than loans with financial maintenance covenants.

Statutory Prospectus Risk

“Covenant-Lite Loans Risk. The Fund may invest in loans that may be “covenant lite.” This term typically refers to loans that lack, or contain fewer or contingent, financial maintenance covenants or other provisions intended to provide certain financial protections in favor of lenders as compared to other types of loans. Financial maintenance covenants generally require a borrower to satisfy certain financial metrics at regular intervals over the life of the loan. Loans that include financial maintenance covenants will typically require the borrower to provide a calculation of its financial maintenance covenants and other related financial information on a periodic basis, which permits the lender to monitor the borrower’s financial performance over time. The failure to satisfy a financial maintenance covenant as of any required testing period will result in a default and permit the lender, in certain circumstances, to exercise its rights and remedies against the borrower. Additionally, a lender may determine, based on a borrower’s financial maintenance covenant calculations, that a borrower is experiencing financial distress or decline, which typically permits the lender to engage in negotiations with the borrower or take other actions in order to mitigate losses.

Covenant-lite loans carry greater risks than loans with financial maintenance covenants because the borrower will generally have more flexibility with respect to its activities, and the Fund or lender may receive less frequent or less detailed financial reporting from the borrower and may experience greater delays and difficulties in enforcing its rights if the borrower’s financial performance declines, which may result in losses to the Fund. For example, if a default occurs, covenant-lite loans may exhibit diminished recovery values because the Fund or lender may not have had the opportunity to negotiate with the borrower prior to the default and otherwise may have limited financial information or a limited ability to intervene or obtain concessions from a borrower prior to default. Ultimately, these loans provide fewer protections in favor of the Fund, including with respect to the possibility of default, as well as a more limited ability to declare a default. These risks are particularly acute during a downturn in the credit cycle.”

COMMENT 42. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

We note the reference to syndicated loans under Agent Insolvency Risk. Please disclose the use of such instruments in the description of the Fund’s strategies.

RESPONSE:

The Registrant has revised the investment strategies disclosure as shown in the response to Comment 40 above.

COMMENT 43. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

We note the inclusion of risk factors regarding CLOs and ABS. Please add corresponding disclosure regarding such instruments to the description of the Fund’s principal strategies.

RESPONSE:

The Registrant has revised the investment strategies disclosure as shown in the response to Comment 40 above.

COMMENT 44. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

We note the inclusion of European Union and Eurozone Related Risk. Please include corresponding disclosure regarding the Fund’s investment in securities of EU issuers in the description of the Fund’s principal strategies.

RESPONSE:

The Registrant will make the following revisions to the Fund’s investment strategies (additions bold and underlined):

“Such investments may include high-yield corporate bonds (also known as “junk bonds”) and floating rate term loans, each of which may be issued by U.S. or foreign, including developed and emerging markets, businesses.”

COMMENT 45. Prospectus - What are the Fund’s Investment Strategies?

If true, please state that the Fund’s investment objective may be changed without shareholder approval. See Item 9(a) of Form N-1A.

RESPONSE:

The Registrant confirms that the Fund’s investment objective may be changed without shareholder approval. The following revision will be made (addition bold and underlined):

“The Fund’s investment objective is to seek high current income. The investment objective may be changed by the Fund’s Board without shareholder approval.

While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this Prospectus.”

COMMENT 46. Prospectus - What are the Fund’s Principal Investments?

Under “Investing in Securities of Other Investment Companies,” please include disclosure addressing the impact of Rule 12d1-4 under the 1940 Act on the Fund’s investments in other investment companies.

RESPONSE:

In response to the adoption of Rule 12d1-4 and as part of a complex-wide effort, the Registrant is continuing to review the impact of Rule 12d1-4 and is in the process of developing additional disclosure regarding investing in securities of other investment companies. The Registrant confirms that, as Federated Hermes’ complex-wide disclosure is finalized, the prospectuses for these Funds will be updated in subsequent annual updates as needed.

COMMENT 47. Prospectus - What are the Specific Risks of Investing in the Fund?

Please revise the risk factor captioned “Risk of Investing in Emerging Market Countries” to address all factors discussed in ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets. Please also make corresponding changes to the summary risk disclosure as appropriate.

RESPONSE:

The Registrant will make the following revisions to the summary prospectus and statutory prospectus risk disclosure regarding investments in emerging markets (additions bold and underlined and deletions stricken):

Summary Prospectus

Risk of Investing in Emerging Market Countries. Securities issued or traded in emerging markets generally entail greater risks than securities issued or traded in developed markets. Securities markets within emerging market countries may experience low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities. Political and economic structures in emerging market countries generally lack the social, political and economic stability of developed countries, which may affect the value of the Fund’s investments in these countries. There may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing, and financial reporting standards comparable to those to which U.S. companies are subject.

Statutory Prospectus

Risk of Investing in Emerging Market Countries

Securities issued or traded in emerging markets generally entail greater risks than securities issued or traded in developed countries. Securities markets within emerging market countries may experience low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed countries. ~~For example, their prices may be significantly more volatile than prices in developed countries.~~ Emerging market economies may also experience more severe down-turns (with corresponding currency devaluations) than developed economies.

Political and economic structures in emerging market countries generally lack the social, political and economic stability of developed countries, which may affect the value of the Fund’s investments in these countries and also the ability of the Fund to access markets in such countries. Emerging market countries may have relatively unstable governments and may present the risk of nationalization of businesses, expropriation, confiscatory taxation or, in certain instances, reversion to closed market, centrally planned economies.

There may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing, and financial reporting standards and requirements comparable to those to which U.S. companies are subject. The laws of emerging market countries relating to the limited liability of corporate shareholders, fiduciary duties of officers and directors and bankruptcy of state enterprises are generally less developed than or different from such laws in the United States. It may be more difficult to make a claim or obtain a judgement in the courts of these countries than it is in the United States.

COMMENT 48. Prospectus - What are the Specific Risks of Investing in the Fund?

Under Loan Liquidity Risk, in disclosing that it may take longer than seven days for transactions in leveraged loans to settle, please also state that it could take the Fund a significant amount of time to get its money after selling its investment. Please also address how the Fund intends to meet short-term liquidity needs that may arise as a result of this lengthy settlement period.

RESPONSE:

The Registrant will make the following revisions (addition bold and underlined):

“Loan Liquidity Risk

Loan instruments generally are subject to legal or contractual restrictions on resale. The liquidity of loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual loans. For example, if the credit quality of a loan unexpectedly declines significantly, secondary market trading in that loan can also decline for a period of time. During periods of infrequent trading, valuing a loan can be more difficult and buying and selling a loan at an acceptable price can be more difficult and delayed. Difficulty in selling a loan can result in a loss.

Loans may not be readily marketable and may be subject to restrictions on resale. In some cases, negotiations involved in disposing of loans may require weeks to complete. Thus, transactions in loan instruments may take longer than seven days to settle and it could take the Fund a significant amount of time to receive its money after selling its investment. This could pose a liquidity risk to the Fund and, if the Fund’s exposure to such investments is substantial, could impair the Fund’s ability to meet shareholder redemptions in a timely manner.”

Regarding how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period, the Fund has disclosure in its prospectus regarding the categories of more liquid investments, other than loan instruments, that it may utilize to pursue its investment objective. These other investments may be liquidated, as necessary, to meet short-term liquidity needs.

The Fund may also invest in overnight repurchase agreements and/or shares of an affiliated money market fund in order to maintain sufficient cash to pay for daily net redemptions and portfolio transactions. In the event that the Fund does not have sufficient cash for these purposes, it could incur overdrafts, enter into reverse repurchase agreements or otherwise borrow money in accordance with its investment limitations.

Further, the Securities and Exchange Commission has granted an exemption that permits the Fund and all other funds advised by subsidiaries of Federated Hermes, Inc. (“Federated Hermes funds”) to lend and borrow money for certain temporary purposes directly to and from other Federated Hermes funds. The Fund is eligible to draw on a $100,000,000 unsecured, uncommitted revolving line of credit (LOC) agreement with PNC Bank which is available for extraordinary or emergency purposes, primarily for financing redemption payments.

Part C – Additional Information

COMMENT 49. Part C – Item 28 (d)

Please confirm that the fee waiver/expense limitation agreement applicable to each Fund will be filed as an exhibit to the Registration Statement.

RESPONSE:

The Registrant respectfully notes that its written commitment to the fee waiver/expense limitations of the Funds is contained within Footnote 2 to the Fee Table and that no other written agreement has been executed. The Registrant believes that this is consistent with the requirements of Instruction 3(e) to Item 3 of Form N-1A.

The waivers and/or reimbursements described in Footnote 2 are in place for a full year and cannot be terminated or increased prior to the termination date without agreement of the Funds’ Trustees.

COMMENT 50. Part C – Item 28 (i)

We note that the form of legal opinion included as exhibit (i) relates to a post-effective amendment filing. Please confirm that the Trust will include a legal opinion in a pre-effective amendment.

RESPONSE:

The Registrant confirms that the legal opinion will be revised to reflect a reference to a pre-effective amendment and will be filed in a pre-effective amendment.

COMMENT 51. Part C – Item 32 (b)

Please state the principal business address of the persons included in the table responsive to Item 32(b) of Form N-1A.

RESPONSE:

The Registrant will make the following revision (addition is bold and underlined):

“Federated Securities Corp., the Distributor for shares of the Registrant, acts as principal underwriter for the following investment companies, including the Registrant. The address of Federated Securities Corp. is 1001 Liberty Avenue, Pittsburgh, PA 15222-3779.

COMMENT 52. Part C – Item 28 (a)(1)

With respect to the provisions in Article VI, Section 6 of the Trust’s Amended and Restated Agreement and Declaration of Trust regarding derivative actions:

a)	Please revise subparagraph (b), the last sentence of subparagraph (c) (regarding shareholders’ undertaking to reimburse the Trust), and subparagraphs (d) and (e) to state that the provisions do not apply to claims arising under federal securities laws.
b)	Please disclose in an appropriate place in the prospectus the provisions applicable to the bringing of derivative actions and identify those provisions that do not apply to claims arising under the federal securities laws as noted above.

RESPONSE:

The Registrant respectfully submits that Article VI, Section 6 of the Trust’s Amended and Restated Agreement and Declaration of Trust does not substantively limit a Fund shareholder’s rights to make a derivative demand. Article VI, Section 6 provides a mechanism which permits a shareholder to bring a derivative action with respect to federal securities law claims, in accordance with procedural requirements which are substantially similar to requirements under various state corporate laws. A derivative action involves an action brought by a shareholder seeking to compel the Fund to sue to redress harm to the Fund, as opposed to a direct action which is an action brought by a shareholder for harm done to an individual shareholder or a group of shareholders. As discussed in more detail below, the requirements for, and sufficiency of, a derivative action, including in connection with derivative actions under federal law, are governed by state law.

The Trust notes that, unlike other Delaware business entities, pursuant to Section 3816(e) of the Delaware Statutory Trust Act (“DSTA”), Delaware statutory trusts are permitted to include provisions in their governing documents that subject a beneficial owner’s right to bring a derivative action to additional standards and restrictions beyond those included in Section 3816 of the DSTA generally. Section 3816(e) of the DSTA specifically notes that such standards or restrictions can include a “requirement that beneficial owners owning a specified beneficial interest in the statutory trust join in the bringing of the derivative action.”1 These provisions have been upheld by the Delaware Chancery Court.2

The Trust further notes that Article X, Section 8 of the Amended and Restated Agreement and Declaration of Trust includes a severability clause providing that if any terms are deemed to be in conflict with the 1940 Act or other applicable law, that such terms are null and void and do not affect any of the remaining provisions. Thus, to the extent that applicable case law or statutes do not permit the application of the Trust’s requirements related to derivative actions to claims arising under the federal securities laws, the Amended and Restated Agreement and Declaration of Trust provides that these provisions will not apply. Accordingly, the Trust respectfully declines to revise the Trust’s organizational documents in response to this comment. Further, the Registrant does not believe that disclosure regarding such information is contemplated or required by Form N-1A, and does not believe that disclosure of such commonplace governing document provisions is useful for shareholders.

However, the Trust has added the following language to the Fund’s SAI under the heading “Delaware Statutory Trust Law,” which currently describes and summarizes certain provisions of the Fund’s Declaration of Trust:

“Pursuant to Delaware law, the Fund’s Declaration of Trust places certain limitations on the ability of shareholders to bring derivative actions on behalf of the Trust. Such limitations include, but are not limited to, that generally at least 10% of shareholders must join a written demand of the Trustees to bring an action and that the Trustees may review and reject the demand after evaluation. The Fund’s Declaration of Trust also places limitations on the forum in which claims against the Trust may be heard and includes a waiver of a jury trial. Such limitations do not apply to claims asserted under the federal securities laws to the extent that any such federal laws, rules or regulations do not permit such application. To the extent it is determined that any such applicable laws or regulations preclude the application of these limitations under federal securities laws, the relevant provisions of the Fund’s Declaration of Trust are severable and any such determination would not affect the remaining provisions of the Fund’s Declaration of Trust.”

Additional Detail Regarding The Trust’s Organizational Documents

A derivative action allows a shareholder to compel a trust to sue to redress harm to the trust, as opposed to a direct action which is an action brought by a shareholder for harm done to an individual shareholder or a group of shareholders. The U.S. Supreme Court has found that state law governs the determination of whether a plaintiff has made an adequate demand or has been excused from making such a demand in connection with a derivative action. In Kamen v. Kemper Fin. Svcs., Inc., the Court noted that Federal Rule of Civil Procedure 23.1 “speaks only to the adequacy of the shareholder representative’s pleadings,” and does not itself create a demand requirement.3 In Kamen, the Court analyzed whether the state law demand requirement “comes within the purview of Burks’ presumption of state law incorporation, that is, whether the scope of the demand requirement affects the allocation of governing power within the corporation.”4

Because the state law demand requirement determines “who has the power to control corporate litigation” and “clearly regulates the allocation of corporate governing powers between the directors and individual shareholders,” the Court had “little trouble concluding” that it “relates to the allocation of governing powers within the corporation” and “comes within the purview of Burks’ presumption of state law incorporation.”5 To support its analysis, the Court cited the Delaware Supreme Court to clarify that “the purpose of requiring a precomplaint demand is to protect the directors’ prerogative to take over the litigation or to oppose it.”6  Accordingly, as noted by the U.S. Supreme Court, the “contours of the demand requirement[,] when it is required, and when excused,” is an “aspect of state law.”7

Further, as noted in Kamen, Federal Rule of Civil Procedure 23.1 is a procedural requirement and does not provide the substance of the demand doctrine. Excluding federal securities claims from the demand requirement in the Trust’s organizational documents, which is a statutory right provided for and governed by the DSTA, would directly contradict the determination of the U.S. Supreme Court that the substance and contours of the demand requirement, including with respect to derivative actions brought under the 1940 Act, come from state law.  In addition, including the requested language would make the Trust susceptible to costly frivolous lawsuits by eliminating any demand requirement with respect to federal securities claims (i.e., the U.S. Supreme Court specifically noted that while “Rule 23.1 clearly contemplates both the demand requirement and the possibility that demand may be excused, it does not create a demand requirement of any particular dimension”).8  Lastly, the Trust is not aware of any federal or Delaware statutes or cases that would make the provisions of the Trust’s organizational documents unenforceable or that contradict the authorities noted above. Accordingly, for the reasons noted above, the Trust respectfully declines to revise its organizational documents at this time, but instead will incorporate the disclosure noted above, including disclosure indicating that the relevant limitations will not apply to the extent that any such federal laws, rules or regulations preclude such application, into the Registration Statement.

COMMENT 53. Part C - Item 28 (a)(1)

Please revise Article X, Section 5(b) of the Trust’s Amended and Restated Agreement and Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

RESPONSE:

The Trust respectfully declines to revise Section 5(b) of Article X of the Amended and Restated Agreement and Declaration of Trust. The Trust notes that the forum-selection provisions in Section 5(b) of Article X provide that they apply only to the extent that the courts specified have subject matter jurisdiction over the action or claims asserted. The Trust is not aware of any federal or Delaware statutes or cases that would make such provision unenforceable, and further notes that the forum-selection provisions apply only to the “extent permitted by law.”

As noted in response to Comment 52 above, the Registrant does not believe that disclosure regarding such information is contemplated nor required by Form N-1A and does not believe that disclosure of such commonplace governing document provisions is useful for shareholders. The Registrant also does not believe that the forum-selection provisions in the Trust’s organization documents give rise to the risks that are required to be disclosed in a fund’s registration statement on Form N-1A. However, as included in the response to Comment 52 above, the Trust has added language to the Fund’s SAI under the heading “Delaware Statutory Trust Law” in response to this comment, including disclosure indicating that the relevant limitations will not apply to the extent that any such federal laws, rules or regulations preclude such application.

COMMENT 54. Part C - Item 28 (a)(1)

Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial, as is stated in Article X, Section 5(b).

RESPONSE:

As noted in response to Comments 52 and 53 above, the Registrant does not believe that disclosure regarding such information is contemplated nor required by Form N-1A and does not believe that disclosure of such commonplace governing document provisions is useful for shareholders. However, as included in the response to Comment 52 above, the Trust has added language to the Fund’s SAI under the heading “Delaware Statutory Trust Law” in response to this comment with respect to waiving the right to a jury trial, including disclosure indicating that the relevant limitation will not apply to the extent that any such federal laws, rules or regulations preclude such application.

Additional SAI Comment Received by Phone on October 5, 2021

Comment 55. SAI – How is the Fund Bought and Sold?

The second paragraph under the heading “How is the Fund Bought and Sold? – Acceptance of Orders for and Issuance of Creation Units,” provides as follows:

The Fund reserves the absolute right to reject or revoke acceptance of a creation order, including if (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (iii) the Deposit Securities delivered do not conform to the identity and number of Shares specified; (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (v) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Fund Deposit would, in the discretion of the Fund or Federated Hermes, have an adverse effect on the Fund or the rights of Beneficial Owners; or (vii) circumstances outside the control of the Fund, the Distributor and Federated Hermes make it impracticable to process purchase orders. The Distributor shall notify a prospective purchaser of a Creation Unit and/or the Authorized Participant acting on behalf of such purchaser of the rejection or revocation of acceptance of such order. The Fund, the Custodian, the subcustodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall any of them incur any liability for failure to give such notification.

In the adopting release for Rule 6c-11, the Commission noted that if the suspension of creations impairs the arbitrage mechanisms, it could lead to significant deviation between what retail investors pay or receive in the secondary market and the ETF’s NAV. The Commission suggested that such a result would run counter to the basis for relief from Section 22(d) and Rule 22c-1 granted by Rule 6c-11 and therefore would be inconsistent with the Rule. Accordingly, Please delete or supplementally explain the basis for the disclosures appearing in sections (ii), (iv), (vi) and (vii) of the paragraph above. Additionally, please provide an explanation regarding the circumstances surrounding sections (ii) and (iv) for the Staff’s own understanding.

RESPONSE:

The SEC itself provided the basis for the disclosure in question in many (perhaps hundreds) of exemptive orders issued to ETF sponsors prior to the adoption of Rule 6c-11. Applications for such orders routinely stated that the ETFs to be operated pursuant to the orders reserved the right to reject creation orders and cited this list of reasons for rejections as exemplary of the reasons why the ETFs may reject or revoke acceptances of creation orders. ETFs then included the disclosure cited by Staff in their Statements of Additional Information in order to advise investors of the potential for creation (or purchase) orders to be rejected or revoked after accepted. Notwithstanding the adoption of Rule 6c-11, Registrant believes that ETFs generally have retained such disclosure as the Commission, in adopting Rule 6c-11, did not directly deny the ability of ETFs to reject creation orders or revoke them once accepted; rather, as observed by the Staff and discussed further below, the Commission merely indicated that ETFs could not suspend creations. Stated differently, the Commission indicated that ETFs could not determine indefinitely not to accept additional investments.

With respect to sections (ii) and (iv), in particular, the Fund may reject or revoke the acceptance of a creation unit if such acceptance would result in adverse tax consequences for the Fund and shareholders, such as the purchaser owning 80% or more of the Shares of the Fund. The Fund may reject or revoke previously accepted purchase orders under such circumstances because, to the extent that the creation order was in kind (i.e., involved the deposit of securities by the purchaser desired by the Fund), the Fund would be required to accept the in-kind securities deposited at the purchaser’s tax basis, rather than at market value. This may cause the Fund, when it disposes of such securities in the future, to recognize capital gains based on such tax basis, inclusive of gains that accrued prior to the Fund owning the securities. Under such circumstances, all shareholders of the Fund would be taxed on such gains, rather than the creation unit purchaser who, in fact, enjoyed the benefit of the gains. As a matter of fundamental fairness, Registrant does not believe such an approach would be fair to Fund shareholders and, therefore, seeks to reject purchase orders that would result in such an adverse tax result for shareholders.

More broadly, with respect to sections (ii), (iv), (vi) and (vii), Registrant notes that the 1940 Act does not place any restrictions upon the ability of registered open-end management investment companies to suspend sales. Section 22(e) of the 1940 Act precludes such funds from suspending redemptions, but is silent as to such funds’ suspensions of sales. Registrant also notes that it plans to clarify the disclosure appearing in sub-section (vii) by adding the following language:

“Examples of such circumstances include acts of God; public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, facsimile and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust or Fund, Federated Hermes, the Distributor, DTC, the Fed, the Transfer Agent or any other participant in the creation process, and other extraordinary events.”

Registrant acknowledges that, as noted above, in the adopting release for Rule 6c-11, the Commission suggested that an ETF’s suspending creation orders would be inconsistent with the relief granted by the Rule from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act. However, notably, the Commission declined to condition the exemption granted by Rule 6c-11 from those provisions on an ETF not suspending creations. In this regard, while any suspension of creations would appear to be inconsistent with the statements made by the Commission in the Rule 6c-11 adopting release, it would not be inconsistent with Rule 6c-11 itself.

As importantly, here, the disclosure cited by the SEC Staff does not disclose any intent on behalf of Registrant to suspend creations. Rather, the disclosure merely discloses that there are circumstances in which a Fund may, from time to time, reject or revoke the acceptance of a purchase order. The disclosure purposefully does not speak to the Funds potentially rejecting all purchase orders indefinitely or for any other period of time. Because Registrant believes it is appropriate for each Fund to be able to reject individual purchase orders to protect the Fund and shareholders, Registrant respectfully declines to delete the disclosure and hopes that the above explanation of its basis and relevance is useful to the Staff.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8832 or Christina.Eifler@FederatedHermes.com.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Senior Paralegal

Appendix A

1 Section 3816(e) of the DSTA.

2 See Hartsel vs. The Vanguard Group, C.A. No. 5394-VCP (Del. Ct. Ch., June 15, 2011), at n. 139 and supporting text.

3 See Kamen v. Kemper Fin. Svcs., Inc., 500 U.S. 90, 96 (1991).

4 Id. at 100.

5 Id. at 101.

6 Id. at 101 (citing Spiegel v. Buntrock, 571 A.2d 767, 773 (Del.1990)).

7 Id. at 101.

8 Id. at 96.